DOUBLELINE FUNDS TRUST
2002 NORTH TAMPA STREET, SUITE 200
TAMPA, FL 33602

Contents of Submission:

1. Copy of the Investment Company Bond ("Bond"), effective from March 31, 2024 to March 31, 2025, as required by Rule 17g-1(g)(1)(ii)(a);*

2. Copy of the resolutions of a majority of the Board of Trustees of DoubleLine Funds Trust (the "Trust") who are not "interested persons" of the Trust, as such term is defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended, approving the amount, type, form and coverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1(g)(1)(ii)(b);*

3. Copy of a statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond as required by Rule 17g-1(g)(1)(ii)(c);

4. As required by Rule 17g-1(g)(1)(ii)(d), the period for which premiums have been paid is March 31, 2024 to March 31, 2025; and

5. Copy of the agreement and amendments thereto between the investment company and all of the other named insureds as required by Rule 17g-1(g)(1)(ii)(e).

* Incorporated by reference to the Fidelity Bond filing submitted on March 21, 2024.

DOUBLELINE FUNDS TRUST

17g-1 Minimum Amount of Bond Worksheet

Fund Name	Assets (as of December 31, 2023)	Minimum Bond Amount
DoubleLine Core Fixed Income Fund	$8,119,439,278	$2,500,000
DoubleLine Emerging Markets Fixed Income Fund	$435,790,893	$750,000
DoubleLine Emerging Markets Local Currency Bond Fund	$13,225,196	$200,000
DoubleLine Flexible Income Fund	$890,144,255	$1,000,000
DoubleLine Floating Rate Fund	$181,650,337	$600,000
DoubleLine Global Bond Fund	$147,319,961	$525,000
DoubleLine Income Fund	$48,094,303	$350,000
DoubleLine Infrastructure Income Fund	$366,661,222	$750,000
DoubleLine Long Duration Total Return Bond Fund	$58,946,635	$400,000
DoubleLine Low Duration Bond Fund	$5,612,103,999	$2,500,000
DoubleLine Low Duration Emerging Markets Fixed Income Fund	$164,889,920	$600,000
DoubleLine Multi-Asset Trend Fund	$12,847,304	$200,000
DoubleLine Shiller Enhanced CAPE®	$4,267,381,749	$2,500,000
Doubleline Shiller Enhanced International CAPE®	$112,539,467	$525,000
DoubleLine Strategic Commodity Fund	$143,991,011	$525,000
DoubleLine Total Return Bond Fund	$31,653,386,323	$2,500,000
DoubleLine Selective Credit Fund	$580,781,523	$900,000

AMENDED AND RESTATED FIDELITY BOND AGREEMENT

This Amended and Restated Fidelity Bond Agreement (the "Agreement"), dated October 28, 2024, is entered into by and among each series of DoubleLine Funds Trust (the "Trust," and the series of the Trust, including any future series of the Trust, the "Funds"). A list of the current Funds as of the date of this Agreement is specified in Schedule A, which schedule may be amended from time and time.

WITNESSETH:

WHEREAS, the Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Funds jointly hold a fidelity bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and

WHEREAS, Rule17g-1 under the 1940 Act requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.   Description of Bond. A fidelity bond has been issued by the issuer named in Schedule B of this Agreement that designates the Funds as named insureds (the "Bond"). The issuer or the amount of the Bond may change or be adjusted from time to time, and any change in the issuer shall be reflected in Schedule B to this Agreement, as amended from time to time. For the avoidance of any doubt, any future Fund that is an insured under the Bond shall also automatically be considered named insureds under this Agreement and subject to the terms and conditions of this Agreement.

2.   Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

3.   Term. The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on October 28, 2024.

DOUBLELINE FUNDS TRUST, on behalf of the Funds

By: /s/ Ronald R. Redell
    Name: Ronald R. Redell
    Title: President

SCHEDULE A

As of October 28, 2024

DoubleLine Total Return Bond Fund
DoubleLine Core Fixed Income Fund
DoubleLine Emerging Markets Fixed Income Fund
DoubleLine Low Duration Bond Fund
DoubleLine Floating Rate Fund
DoubleLine Flexible Income Fund
DoubleLine Low Duration Emerging Markets Fixed Income Fund
DoubleLine Long Duration Total Return Bond Fund
DoubleLine Global Bond Fund
DoubleLine Infrastructure Income Fund
DoubleLine Income Fund
DoubleLine Emerging Markets Local Currency Bond Fund
DoubleLine Multi-Asset Trend Fund
DoubleLine Selective Credit Fund
DoubleLine Strategic Commodity Fund
DoubleLine Shiller Enhanced CAPE®
DoubleLine Shiller Enhanced International CAPE®

As of October 28, 2024

<u>Issuer</u>

Federal Insurance Company (Chubb)